FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Monica Walsh	Anne Marie McCauley
A&R Partners	Check Point Software Technologies
650.762.2894	650.628.2040
mwalsh@arpartners.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2006

Strong Cash Flow and Growth in Deferred Revenues

REDWOOD CITY, Calif., – April 24, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2006.

Financial Highlights for the First Quarter of 2006:
—	Revenues: $133.6 million, a decrease of 3 percent compared to $137.7 million in the first quarter of 2005.
—	Deferred Revenues: $178.9 million, an increase of $9.9 million or 6 percent over deferred revenues as of December 31, 2005.
—	Net Income – GAAP: $61.6 million, a decrease of 16 percent compared to $73.7 million in the first quarter of 2005. Equity based compensation expenses in the amount of $11.1 million are being reported for the first time in the first quarter of 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.
—	Net Income – Non GAAP: $75.1 million, a decrease of 1 percent compared to $75.8 million in the first quarter of 2005. Non-GAAP net income excludes equity based compensation expenses and acquisition related charges[1].
—	Earnings per Diluted Share – GAAP: $0.25, a decrease of 13 percent compared to $0.29 in the first quarter of 2005. Equity based compensation expenses are included in the first quarter of 2006 GAAP results pursuant to SFAS 123(R).
—	Earnings per Diluted Share – Non GAAP: $0.31, an increase of 3 percent compared to $0.30 in the first quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.

1 “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets and other acquisition related expenses.

—	Share Repurchase Program: During the first quarter of 2006, Check Point purchased 3.0 million shares at a total cost of approximately $63.9 million.
—	Cash Flow: total cash flow, excluding share buy back, was $129.5 million, an increase of 26% compared to the first quarter of 2005 and the largest in Check Point’s history. Cash flow from operations was $112.0 million, an increase of 15 percent compared to the first quarter of 2005.

See “Use of Non-GAAP Financial Information” and “Reconciliation between GAAP and Non-GAAP Statement of Income” below for more information regarding Check Point’s use of Non-GAAP measures.

“Our first quarter financial results demonstrated the strength in our subscription business driven by customer loyalty, the success of our SmartDefense program and the resulting strong operating cash flow and increase in deferred revenues,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “In general, our financial results were impacted by a change in our decision to acquire Sourcefire, lower product revenues and a slower pace of growth in our industry.”

During the first quarter of 2006, we introduced product enhancements strengthening our unified security architecture. Introductions during the quarter included:

—	Connectra – delivered enhanced and most comprehensive SSL VPN with new security, application and performance features.

—	Eventia Analyzer 2.0 – launched simplified security event management (SEM) that automatically prioritizes security events for decisive, intelligent action, and has extended support to the endpoint and correlates data for anti-virus applications, personal firewalls and operating systems.

—	VPN-1 Edge NGX – unveiled extended security protection for remote offices with advanced intrusion prevention and anti-virus to complement its firewall and VPN technologies and ensure that branch offices have protection from worms and viruses.

Partial List of Awards in the First Quarter 2006:

—	Named VARBusiness Magazine Five-Star Vendor for Channel Partner Program – certified as a Five-Star Partner for commitment and strength of programs for IT integrators, resellers and consultants.

—	Recognized by CRN as 2006 Channel Champion and for Channel Chief, Kevin Maloney – named 2006 Channel Champion in network security software category based on results from study indicating channel leadership. Channel Chief recognition is granted to influential executives who consistently defend, promote and execute effective channel partner programs and strategies.

—	Received Two Coveted Security Awards from SC Magazine – granted Best Enterprise Firewall and Best Remote Access VPN Solution for IPSec awards.

Mr. Shwed continued, “We are entering the second quarter with a high level of activity and many initiatives in our pipeline. The upcoming version of VPN-1 NGX will significantly change our core product lines, elevating the level of functionality, security, manageability and performance and continue to raise the bar for the best internet security.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 24, 2006 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 8, 2006 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 7246520.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and such as deemed it important to provide all this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s expectations regarding operating results for the second quarter of 2006 and for the full year 2006 and delivery of product introductions, enhancements and product acceptance. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of general market conditions in the company’s industry; the mix of sales of new products and long-term subscriptions; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the amount of equity based compensation charges and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2006 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)

Revenues:
Licenses	$54,819	$65,522
Software subscriptions	62,527	58,447

Total product revenues	117,346	123,969
Support, training and consulting	16,246	13,692

Total revenues	133,592	137,661

Operating expenses:
Cost of revenues	6,713	5,636
Research and development	16,283	13,147
Selling and marketing	36,212	34,720
General and administrative	11,234	6,348
Amortization of intangible assets and acquisition related expenses	2,432	1,411

Total operating expenses	72,874	61,262

Operating income	60,718	76,399
Financial income, net	15,508	12,401

Income before taxes on income	76,226	88,800
Taxes on income	14,593	15,094

Net income	$61,633	$73,706

Earnings per share (basic)	$0.25	$0.30

Number of shares used in computing earnings per share (basic)	243,740	247,894

Earnings per share (fully diluted)	$0.25	$0.29

Number of shares used in computing earnings per share (fully diluted)	245,698	256,150

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)

Revenues:
Licenses	$54,819	$65,522
Software subscriptions	62,527	58,447

Total product revenues	117,346	123,969
Support, training and consulting	16,246	13,692

Total revenues	133,592	137,661

Operating expenses:
Cost of revenues	6,603	5,552
Research and development	12,734	12,776
Selling and marketing	33,593	34,061
General and administrative	5,912	6,248

Total operating expenses	58,842	58,637

Operating income	74,750	79,024
Financial income, net	15,508	12,401

Income before taxes on income	90,258	91,425
Taxes on income	15,135	15,636

Net income	$75,123	$75,789

Earnings per share (basic)	$0.31	$0.31

Number of shares used in computing earnings per share (basic)	243,740	247,894

Earnings per share (fully diluted)	$0.31	$0.30

Number of shares used in computing earnings per share (fully diluted)	245,698	256,150

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF INCOME

(In thousands, except per share amounts)

	Three Months Ended March 31, 2006
	GAAP	Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues:
Licenses	$54,819	-		$54,819
Software subscriptions	62,527	-		62,527

Total product revenues	117,346	-		117,346
Support, training and consulting	16,246	-		16,246

Total revenues	133,592	-		133,592

Operating expenses:
Cost of revenues	6,713	(110)	a	6,603
Research and development	16,283	(3,549)	a	12,734
Selling and marketing	36,212	(2,619)	a	33,593
General and administrative	11,234	(5,322)	a	5,912

Amortization of intangible assets and
acquisition related expenses	2,432	(2,432)	b	-

Total operating expenses	72,874	(14,032)		58,842

Operating income	60,718	14,032		74,750
Financial income, net	15,508	-		15,508

Income before taxes on income	76,226	14,032		90,258
Taxes on income	14,593	542	c	15,135

Net income	$61,633	$13,490		$75,123

Earnings per share (basic)	$0.25	$0.06		$0.31

Number of shares used in computing earnings per
share (basic)	243,740			243,740

Earnings per share (fully diluted)	$0.25	$0.06		$0.31

Number of shares used in computing earnings per
share (fully diluted)	245,698			245,698

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified–prospective transition method.
(b) The effect of amortization of intangible assets and acquisition related expenses.
(c) Tax effect of amortization of intangible assets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	March 31, 2006	December 31, 2005
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$354,625	$298,531
Marketable securities	1,048,500	1,044,312
Trade receivables, net	97,543	127,129
Other receivables and prepaid expenses	20,823	20,646

Total current assets	1,521,491	1,490,618

Long-term assets:
Long-term investments	387,802	382,500
Property and equipment, net	7,427	7,665
Intangible assets, net	18,711	20,215
Goodwill	174,295	174,295
Deferred income taxes, net	6,653	8,694
Other assets	918	875

Total long-term assets	595,806	594,244

Total assets	$2,117,297	$2,084,862

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$178,855	$168,998
Trade payables and other accrued liabilities	135,553	136,872

Total current liabilities	314,408	305,870

Accrued severance pay, net	3,789	3,271

Total liabilities	318,197	309,141

Shareholders' Equity:
Share capital	774	774
Additional paid-in capital	399,135	386,529
Deferred stock-based compensation	(2,690)	(2,831)
Treasury shares at cost	(414,256)	(380,834)
Accumulated other comprehensive loss	(13,540)	(8,952)
Retained earnings	1,829,677	1,781,035

Total shareholders' equity	1,799,100	1,775,721

Total liabilities and shareholders' equity	$2,117,297	$2,084,862

Total cash and cash equivalents, deposits and
marketable securities	1,790,927	1,725,343

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$61,633	$73,706
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,411	1,305
Decrease in trade and other receivables, net	29,468	13,489

Increase in trade payables and other accrued liabilities	9,056	4,594
Amortization of intangible assets	1,504	1,411
Stock-based compensation	11,601	1,214
Tax benefit related to exercise of stock options	-	1,500
Other adjustments	(2,649)	(159)

Net cash provided by operating activities	112,024	97,060

Cash flow from investing activities:
Investment in property and equipment	(1,173)	(1,142)

Net cash used in investing activities	(1,173)	(1,142)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	17,408	6,742
Purchase of treasury shares	(63,925)	(49,706)
Tax benefit related to exercise of stock options	1,250	-

Net cash used in financing activities	(45,267)	(42,964)

Increase in cash and cash equivalents and marketable securities	65,584	52,954

Cash and cash equivalents and marketable securities at the beginning of the
period	1,725,343	1,577,291

Cash and cash equivalents and marketable securities at the end of the period	1,790,927	1,630,245

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

April 24, 2006